SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G-A

Under the Securities Exchange Act of 1934

(Amendment No: 1)

TELECOM ITALIA S.P.A.
--------------------------------------------------------
(Name of Issuer)

Ordinary Shares
--------------------------------------------------------
(Title of Class of Securities)

7634394
--------------------------------------------------------
(SEDOL Number)

November 29, 2013
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEDOL No.   7634394

(1)Names of reporting persons. BlackRock, Inc.


(2) Check the appropriate box if a member of a group
(a) [  ]
(b) [X]


(3) SEC use only

(4) Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

 1245413374*

(6) Shared voting power

     None

(7) Sole dispositive power

 1360108064*

(8) Shared dispositive power

     None

(9) Aggregate amount beneficially owned by each reporting person

 1360108064*

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

9.97%*

(12) Type of reporting person

HC

Item 1.

Item 1(a) Name of issuer:
-----------------------------------------------------------------------

TELECOM ITALIA S.P.A.

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

Piazza Degli Affari 2
20123 Milan L6


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
BlackRock, Inc.


2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
BlackRock Inc.
40 East 52nd Street
New York, NY 10022


2(c) Citizenship:
--------------------------------------------------------------------
 See Item 4 of Cover Page


2(d) Title of class of securities:
-------------------------------------------------------------------

Ordinary Shares


2(e) SEDOL No.:
See Cover Page





Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[X] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

1360108064*

Percent of class

9.97%*

Number of shares as to which such person has:

Sole power to vote or to direct the vote

1245413374*

Shared power to vote or to direct the vote

None

Sole power to dispose or to direct the disposition of

1360108064*

Shared power to dispose or to direct the disposition of None

*The aggregate percentage reported includes shares obtainable by the reporting person upon conversion of the convertible bonds in both shares beneficially owned and shares outstanding rather than, as in the December 10, 2013 filing, only in shares beneficially owned. Without this inadvertent omission a 13G filing would not have been required and would not have been made.

Telecom Italia has provided in the Trust Deed for the convertible bonds that if it does not have a sufficient number of shares for a complete exercise of the conversion right by bond holders, the convertible bonds may
instead be settled in a combination of shares and cash.   Telecom Italia
shareholders will vote on authorizing additional shares at a shareholder meeting to be held on December 20, 2013. The number of shares disclosed herein as beneficially owned by the reporting person presumes the reporting person's exercise in full of all of its rights to acquire shares that may be exercised within 60 days, regardless of the possibility that Telecom Italia may not have a sufficient number of shares.

In addition, the number of shares as to which the reporting person has sole voting power has been modified to reflect that certain accounts retain full voting power over securities held by the reporting person.


Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares of TELECOM ITALIA S.P.A..
No one person's interest in the Ordinary Shares of TELECOM ITALIA S.P.A. is more than five percent of the total outstanding common shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.


See Exhibit A

Item 8. Identification and Classification of Members of the Group


If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

See Item 5.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 16, 2013
BlackRock, Inc.


Signature:  Matthew J. Fitzgerald



-------------------------------------------

Name/Title  Attorney-In-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


Exhibit A




Subsidiary

BlackRock Advisors, LLC
BlackRock Financial Management, Inc.
BlackRock Fund Management Company S.A.
BlackRock Investment Management, LLC
BlackRock Investment Management (Australia) Limited
BlackRock (Luxembourg) S.A.
BlackRock (Netherlands) B.V.
BlackRock Fund Managers Limited
BlackRock Life Limited
BlackRock Asset Management Australia Limited
BlackRock Asset Management Canada Limited
BlackRock Asset Management Deutschland AG
BlackRock Asset Management Ireland Limited
BlackRock Advisors (UK) Limited
BlackRock Fund Advisors
BlackRock International Limited
BlackRock Institutional Trust Company, N.A.
BlackRock Japan Co. Ltd.
BlackRock Investment Management (UK) Limited iShares (DE) I InvAG mit Teilgesellschaftsvermogen



**Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G-A.
Exhibit B


POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, United States (the
"Company"), does hereby make, constitute and appoint each of Matthew Mallow, Howard Surloff, Edward Baer, Bartholomew Battista,
Dan Waltcher, Karen Clark, Daniel Ronnen, John Stelley, Brian Kindelan, John Blevins, Richard Froio, Matthew Fitzgerald and Con Tzatzakis acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated 30th day of November,2011 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 10th day of July, 2012.

BLACKROCK, INC.


By:_ /s/ Chris Leavy
Name: Chris Leavy
Title: Chief Investment Officer